UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, Tel Aviv, 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Further to the Notice of Special General Meeting of Shareholders to be held on Monday, June 27, 2016 at 4:30 PM Israel time, at the offices of Kitov Pharmaceuticals Holdings Ltd. (hereinafter, the “Registrant” or the “Company”) at One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel (the “Meeting”), which was previously published by the Company on its website on May 20, 2016 and was also furnished on such date to the SEC on Form 6-K as well as submitted to the Israeli Securities Authority and TASE, and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il, the Company hereby announces that it is publishing the Proxy Statement in connection with the Meeting, which is being furnished hereby to the SEC.

The Proxy Statement will also be submitted to the Israeli Securities Authority and TASE, and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il, and will also be made available on our corporate website at www.kitovpharma.com.

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Proxy Statement

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

Date: May 24, 2016	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary